                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------
                                   SCHEDULE TO
                                 (RULE 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                         COMMISSION FILE NUMBER 0-23403


                           HOLT'S CIGAR HOLDINGS, INC.
                            (Name of Subject Company)

                              HCH ACQUISITION CORP.
                          FUENTE INVESTMENT PARTNERSHIP
                                 ROBERT G. LEVIN
                   (Name of Filing Persons-Status as Offeror)






Common Stock, $0.001 par value            436598 10 6
------------------------------            -----------
(Title of Class of Securities)            (CUSIP Number of Class of Securities)




                           Matthew H. Lubart, Esq.
                   Fox, Rothschild, O'Brien & Frankel, LLP
                            997 Lenox Drive, Bldg. 3
                         Lawrenceville, New Jersey 08648
                             Telephone: 609-896-3600
                           Facsimile: 609-896-1469
         (Name, Address and Telephone Number of Person authorized to
       Receive Notices and Communications on Behalf of Filing Persons)

                           CALCULATION OF FILING FEE

Transaction Valuation $8,342,323*               Amount of Filing Fee: $1,668.47

* Estimated for purposes of calculating the amount of the filing fee only.
This calculation assumes the purchase of 1,516,786 shares of common stock, $0.001 par value (the "Common Stock"), of Holt's Cigar Holdings, Inc. at a price per share of Common Stock of $5.50 in cash. Such number of shares of Common Stock represents the number of outstanding shares of Common Stock not beneficially owned by the Fuente Investment Partnership and Robert G. Levin as of November 14, 2000. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the Common Stock proposed to be acquired.

Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:             Not applicable.
Form or Registration No.:           Not applicable.
Filing Party:                       Not applicable.
Date Filed:                         Not applicable.

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer: / /

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/   third party tender offer subject to Rule 14d-1.
/ /   issuer tender offer subject to Rule 13e-4.
/X/   going private transaction subject to Rule 13e-3.
/ /   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

This Tender Offer Statement on Schedule TO relates to the offer by HCH Acquisition Corp., a Delaware corporation (the "Purchaser") to purchase all of the outstanding shares of common stock, par value $0.001 per share ("Common Stock"), of Holt's Cigar Holdings, Inc., a Delaware corporation (the "Company"), not already beneficially owned by the Fuente Investment Partnership and Robert
G. Levin (collectively, the "Purchaser Stockholders"), at $5.50 per share, net to the sellers in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 14, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(i), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(ii) (the "Letter of Transmittal," which, with the Offer to Purchase as they may be amended and supplemented from time to time, together constitute the "Offer").

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to items 1 through 11 and item 13 of Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included or covered by the items in Schedule TO.

The information in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2000 (filed with the Securities and Exchange Commission on June 30, 2000) and the Company's Quarterly Reports on Form 10-Q for the fiscal quarter ended September 30, 2000 (filed with the Securities and Exchange Commission on November 13, 2000) is incorporated herein by reference in answer to item 13 of Schedule 13e-3.

ITEM 12. MATERIALS TO BE FILED AS EXHIBITS.

(a)(1)(i)         Offer to Purchase dated November 14, 2000.

(a)(1)(ii)        Letter of Transmittal.

(a)(1)(iii)       Notice of Guaranteed Delivery.

(a)(1)(iv)        Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees.

(a)(1)(v)         Letter to Clients for use by Brokers, Dealers, Commercial
                  Banks, Trust Companies and Other Nominees.

(a)(1)(vi)        Guidelines for Certification of Taxpayer Identification
                  Number on Substitute Form W-9.

(a)(1)(vii)       Summary Advertisement dated November 14, 2000.

(b)(1) Loan Agreement, dated as of November 8, 2000, by and between HCH Acquisition Corp. and First Union National Bank.

(c)(1)            Written Fairness Opinion of Berwind Financial, L.P.
                  (incorporated by reference to Exhibit (c)(1) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on November 14, 2000).

(c)(2)            Written Fairness Presentation of Berwind Financial, L.P.

(d)(1) Agreement and Plan of Merger, dated November 8, 2000, by and among the Purchaser, the Purchaser Stockholders and the Company (incorporated by reference to Annex A of the Offer to Purchase attached hereto as Exhibit (a)(1)(i)).

(d)(2)            Representation Letter, dated October 8, 2000, from the
                  Fuente Investment Partnership to the Purchaser.

(e) Shareholders' Agreement dated November 8, 2000, by and among the Purchaser Stockholders and the Purchaser.

(f)               None.

(g)               None.

(h)               None.


                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 14, 2000
                                          HCH ACQUISITION CORP.


/s/ Robert G. Levin                       By: /s/ Robert G. Levin
_____________________________                ______________________________
ROBERT G. LEVIN                              ROBERT G. LEVIN, President


                                          FUENTE INVESTMENT PARTNERSHIP

                                          By: /s/ Carlos A. Fuente, Sr.
                                             ______________________________
                                             CARLOS A. FUENTE, SR.

                                          By: /s/ Carlos P. Fuente, Jr.
                                             _____________________________
                                              CARLOS P. FUENTE, JR.

                                          By: /s/ Cynthia Fuente Suarez
                                             _____________________________
                                              CYNTHIA FUENTE SUAREZ

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO Tender Offer Statement is true, complete and correct.

                                             HCH ACQUISITION CORP.


                                             By: /s/ Robert G. Levin
                                                ____________________________
                                                Robert G. Levin, President and
                                                Chief Executive Officer

                                                November 14, 2000

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER            EXHIBIT

(a)(1)(i)         Offer to Purchase dated November 14, 2000.

(a)(1)(ii)        Letter of Transmittal.

(a)(1)(iii)       Notice of Guaranteed Delivery.

(a)(1)(iv)        Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees.

(a)(1)(v)         Letter to Clients for use by Brokers, Dealers, Commercial
                  Banks, Trust Companies and Other Nominees.

(a)(1)(vi)        Guidelines for Certification of Taxpayer Identification
                  Number on Substitute Form W-9.

(a)(1)(vii)       Summary Advertisement dated November 14, 2000.

(b)(1) Loan Agreement, dated as of November 8, 2000, by and between HCH Acquisition Corp. and First Union National Bank.

(c)(1)            Written Fairness Opinion of Berwind Financial, L.P.
                  (incorporated by reference to Exhibit(c)(1) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on November 14, 2000).

(c)(2)            Written Fairness Presentation of Berwind Financial, L.P.

(d)(1) Agreement and Plan of Merger, dated November 8, 2000, by and among the Purchaser, the Purchaser Stockholders and the Company (incorporated by reference to Annex A of the Offer to Purchase attached hereto as Exhibit (a)(1)(i)).

(d)(2)            Representation Letter, dated October 8, 2000, from the
                  Purchaser Stockholders to the Purchaser.

(e) Shareholders' Agreement dated November 8, 2000, by and among the Purchaser Stockholders and the Purchaser.

(f)               None.

(g)               None.

(h)               None.